Exhibit 23-(a)

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Sprint Nextel Corporation:

We consent to the incorporation by reference in the Registration Statements (No. 333-106086 and No. 333-115608) on Form S-8 of Sprint Nextel Corporation, formerly known as Sprint Corporation, of our report, dated June 26, 2006, relating to the statements of net assets available for benefits of the Sprint Retirement Savings Plan for Bargaining Unit Employees as of December 31, 2005 and 2004, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of assets held for investment purposes, which report is included herein.

/S/ KPMG LLP
KPMG LLP

Kansas City, Missouri

June 26, 2006